UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                             DOMINION BRIDGE CORPORATION
                             ---------------------------
                                   (Name of Issuer)

                            COMMON STOCK, PAR VALUE $.001
                            -----------------------------
                            (Title of Class of Securities)


                                     257192-10-5
                                 -------------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                                Chairman and President
                               American Eco Corporation
                                154 University Avenue
                                      Suite 200
                                   Toronto, Ontario
                                    Canada M5H 3Y9
                                    (416) 340-2727
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    MARCH 23, 1998
              -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or
          (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          -------------------------                  -----------------------
           CUSIP NO.  2571921-10-5                    PAGE  2  OF   4 PAGES
                      ------------                         ---     ---
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             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 American Eco Corporation

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             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                      (b) [ ]
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             3   SEC USE ONLY

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             4   SOURCE OF FUNDS*

                 WC
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             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

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             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
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                          7   SOLE VOTING POWER
          NUMBER OF
                                       2,116,385 (includes warrants for
           SHARES                      192,308 shares)
                         -----------------------------------------------------
        BENEFICIALLY     8   SHARED VOTING POWER

          OWNED BY                      -0-
                         -----------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER

         REPORTING                      2,116,385 (includes warrants for
                                        192,308 shares)
          PERSON         -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
           WITH
                                        -0-
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            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,116,385 (includes warrants for 192,308 shares)
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            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                           [X]
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            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.3%
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            14   TYPE OF REPORTING PERSON*

                           CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, par value $.001 (the "Common Stock"), of Dominion Bridge Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 500 Notre Dame Street, Lachine, Quebec, H8S 2B2 Canada.

                    Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 1 amends the Schedule 13D for an event of February 20, 1998, filed by American Eco Corporation ("American Eco") with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the initial Schedule. Except as otherwise indicated below, the information in the initial Schedule remains in effect.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    On March 23, 1998, American Eco and the Company each announced the withdrawal by American Eco of the Letter of Intent, dated February 20, 1998, between American Eco and the Company, and the termination of negotiations for any of the further transactions as contemplated under the Letter of Intent. The Letter of Intent had established stages for an acquisition transaction with each stage subject to stated time periods and conditions. The complexity of each stage and the associated time constraints, including obtaining the necessary respective consents and approvals, and analysis of the Company's current financial and business condition, resulted in the withdrawal.

                    American Eco remains the beneficial owner of the Company's securities as described in Item 5 in the initial Schedule.

                    American Eco will monitor the activities of the Company with a view to maintaining or disposing of its interest in the Company's securities or possibly proposing some other form of acquisition transaction of all or parts of the Company. Among the factors which would be considered by American Eco with respect to its future interest in the Company are the financial performance of the Company, the trading market for the Company's Common Stock, general economic conditions in the industries in which the Company and American Eco operate and the entry by American Eco into other acquisition opportunities.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    5.   Press Release, dated March 23, 1998.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             AMERICAN ECO CORPORATION



          Date:  March 30, 1998              By: /s/ Davis L. Norris
                                                ---------------------------
                                                David L. Norris,
                                                Senior Vice President and
                                                Chief Financial Officer

                           EXHIBIT INDEX



         Exhibit          Description
         -------          -----------

           5              Press Release, dated March 23, 1998